March 30, 2007

Mail Stop 4561

Mr. Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA 92705

Re: Collectors Universe, Inc.
        Form 10-K for the year ended June 30, 2006
        Form 10-Q for the quarter ended September 30, 2006
        Form 10-Q for the quarter ended December 31, 2006
        File No. 0-27887

Dear Mr. Wallace:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Cicely LaMothe
                                        Accounting Branch Chief